3/28

07028992

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME mGm Energy Corp.

*CURRENT ADDRESS 4700 Bankers Hall West
888 3RD Street SW
Calgary, Alberta T2P 5C5
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
MAR 19 2008
THOMSON
FINANCIAL

FILE NO. 82- 35160 FISCAL YEAR 12/31/06

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

2G3-2B (INITIAL FILING)	☐	AR/S (ANNUAL REPORT)	☒
2G32BR (REINSTATEMENT)	☐	SUPPL (OTHER)	☐
DEF 14A (PROXY)	☐		

OICF/BY: mrc

DAT : 3/17/08

BEST AVAILABLE COPY

082-35760

12-31-06
AR/S

MGM Energy Corp.
Balance Sheet
As at December 31, 2006

Management's Report

The accompanying Financial Statement of MGM Energy Corp. (the "Company") is the responsibility of Management and has been approved by the Board of Directors. The Financial Statement has been prepared by Management in Canadian dollars in accordance with Canadian Generally Accepted Accounting Principles.

Management is also responsible for establishing and maintaining adequate internal control over the Company's financial reporting. The Company's internal control system was designed to provide reasonable assurance that all transactions are accurately recorded, that transactions are recorded as necessary to permit preparation of financial statements in accordance with Generally Accepted Accounting Principles, and that the Company's assets are safeguarded.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal control. The Board of Directors exercises this responsibility through the Audit Committee. The Audit Committee meets with Management and the independent auditors to ensure that Management's responsibilities are properly discharged and to review the financial statements. The Audit Committee reports its findings to the Board of Directors for consideration when approving the financial statements for issuance to the shareholders. The Audit Committee also considers, for review by the Board of Directors and approval by the shareholders, the engagement or re-appointment of the external auditors. The Audit Committee of the Board of Directors is comprised entirely of non-management directors.

Ernst & Young LLP, independent auditors of the Company, conducts an examination of the financial statements in accordance with Canadian generally accepted auditing standards. Ernst & Young LLP have full and free access to the Audit Committee and Management.

/ s / Henry W. Sykes
President

/ s / Bernard K. Lee
Chief Executive Officer

March 29, 2007

AUDITORS' REPORT

To the Board of Directors of
MGM Energy Corp.

We have audited the balance sheet of MGM Energy Corp. as at December 31, 2006. This financial statement is the responsibility of management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, this balance sheet presents fairly, in all material respects, the financial position of MGM Energy Corp. as at December 31, 2006 in accordance with Canadian generally accepted accounting principles.

Calgary, Canada
March 29, 2007

/ s / Ernst & Young LLP
Chartered Accountants

MGM Energy Corp.
Balance Sheet

As at December 31		2006
ASSETS		
Current Assets		
Cash	$	5
	$	5
SHAREHOLDERS' EQUITY		
Equity		
Share capital (note 2)	$	5
	$	5

See accompanying notes to this Financial Statement.

On behalf of the board of MGM Energy Corp.:

/ s / James H.T. Riddell
Director

/ s / Daryl H. Gilbert
Director

MGM ENERGY CORP.
NOTES TO BALANCE SHEET
As at December 31, 2006

1. Formation and Financial Presentation

MGM Energy Corp. ("MGM Energy" or the "Company") was incorporated under the Business Corporations Act (Alberta) on October 31, 2006 as 1278517 Alberta Ltd. On December 4, 2006, the Company's articles were amended to change its name to "MGM Energy Corporation". The Company's articles were further amended on January 9, 2007 to, among other things, change the Company's name to "MGM Energy Corp." As at December 31, 2006, MGM Energy had not carried on any active business.

This Financial Statement has been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") and is stated in Canadian dollars.

2. Summary of Significant Accounting Policies

Property, plant and equipment are recorded at cost. The successful efforts method of accounting for petroleum and natural gas operations is followed. Under this method, acquisition costs of oil and gas properties and costs of drilling and equipping development wells are capitalized. Costs of drilling exploratory wells are initially capitalized. If economically recoverable reserves are not found, such costs are charged to earnings as dry hole expense. Exploration wells are assessed annually, or more frequently as economic conditions dictate, for determination of reserves, and as such, success. Costs of drilling exploratory wells remain capitalized when a well has found a sufficient quantity of reserves to justify completion as a producing well and sufficient progress is being made to assess the reserves and the economic and operating viability of the well. All other exploration costs, including geological and geophysical costs and annual lease rentals are charged to earnings when incurred. Producing areas and significant unproved properties are assessed annually, or more frequently as economic events dictate, for potential impairment. Any impairment loss is the difference between the carrying value of the asset and its fair value.

3. Shareholders' Equity

Authorized

An unlimited number of common shares.

Issued

Common Shares

	Shares	Amount
Issued upon incorporation	1	$5
Balance as at December 31, 2006	1	$5

4. Subsequent Events

Amendments to Authorized Capital

On January 9, 2007, the Company's articles were amended to create two new classes of shares designated as "Class A Preferred Shares" and "Preferred Shares".

The Company is authorized to issue and has issued 18.2 million Class A Preferred Shares under the MGM Spinout (see below). The holders of Class A Preferred Shares are entitled to receive notice of and to attend all meetings of the shareholders of the Company and to one vote in respect of each Class A Preferred Share at such meetings, except meetings at which only holders of another specified class or series of shares of the Company are entitled to vote separately as a class or series. The holders of Class A Preferred Shares are entitled to a 5% cumulative dividend commencing October 1, 2007. In the event of liquidation, dissolution or winding up of MGM Energy or other distributions of assets of the Company among its shareholders for the purpose of winding up its affairs, the holders of Class A Preferred Shares will be entitled to receive per share $5.00 plus accrued and unpaid dividends in priority to any payments to the holders of common shares of MGM Energy ("Common Shares"). Class A Preferred Shares are convertible at any time, at the option of the holder, into Common Shares on a one-for-one basis. Class A Preferred Shares convert into Common Shares on a share-for-share basis once MGM Energy has received $60 million in proceeds from the issuance of Common Shares. All Class A Preferred Shares were converted into Common Shares on a one-for-one basis on February 16, 2007 (see below).

The Preferred Shares are issuable in one or more series. The Board of Directors of MGM Energy may determine the designation, rights, privileges, restrictions and conditions attached to each series of Preferred Shares before the issue of such series. The Preferred Shares will be entitled to a preference over Common Shares with respect to the payment of dividends and the distribution of assets of the Company in the event of the liquidation, dissolution or winding up of the Company.

MGM Spinout

On January 12, 2007, Paramount Resources Ltd. ("Paramount") completed a reorganization pursuant to a plan of arrangement under the *Business Corporations Act* (Alberta) involving Paramount, its shareholders, and MGM Energy (the "MGM Spinout").

Through the MGM Spinout:

- MGM Energy became the owner of (i) rights and obligations under an area-wide farm-in agreement (the "Farm-in Agreement") respecting Mackenzie Delta, Northwest Territories Exploration Licence #394, Exploration Licence #427 and Inuvik Concession Blocks 1 and 2; (ii) oil and gas properties in the Colville Lake / Sahtu area of the Mackenzie Delta, Northwest Territories; and (iii) an interest in one well in the Cameron Hills area of the southern portion of the Northwest Territories (the "Ancillary Asset"), all of such property formerly being owned by Paramount;
- MGM Energy issued Paramount a demand promissory note in the principal amount of $12.0 million, bearing interest at 10% per annum, and 18.2 million Class A Preferred Shares, which note was subsequently repaid by MGM Energy and which shares were subsequently converted into Common Shares on a share-for-share basis; and
- MGM Energy issued Paramount's shareholders an aggregate 2.8 million Common Shares and approximately 14.2 million warrant units, with each warrant unit consisting of one MGM Energy short term warrant and one MGM Energy longer term warrant.

Paramount has the option, subject to certain conditions, to reacquire the Ancillary Asset from MGM Energy for the same price that it sold such assets to MGM Energy under the MGM Spinout.

Under the Farm-in Agreement:

- A 50 percent interest in the Farm-in Properties can be earned by MGM Energy by drilling 11 wells within a four year period and making certain continuation payments, the aggregate of which is expected to range between $11 million and $21 million (of which $11 million is to be paid in 2007 and the balance is to be paid between 2008 and 2010);
- Approximately $50 million of 3D seismic must be shot;
- If all of the drilling commitments under the Farm-in Agreement are satisfied, a 50 percent interest in three discoveries previously made in the Mackenzie Delta by the counterparties to the Farm-in Agreement will also be earned; and
- Five test wells must be drilled; two wells during the 2006 – 2007 drilling season, and three wells during the 2007 – 2008 drilling season, which are estimated by MGM Energy to cost approximately $95 million in the aggregate. Once five exploratory wells have been drilled (which includes any of the test wells which are exploratory wells), MGM Energy may elect to stop further drilling and earn a reduced interest in the farm-in

lands. In such event, MGM Energy would remain responsible for the aforementioned seismic commitment and continuation payments. To December 31, 2006, costs of approximately $7.4 million have been incurred related to commitments under the Farm-in Agreement.

On March 5, 2007 MGM Energy announced the results of the first well of the eleven well drilling commitment under the Farm-in Agreement and upon initial evaluation, the well did not appear to contain commercial quantities of hydrocarbons. As a result, MGM Energy has elected to case and suspend the well without further testing. Further testing or use of the well will be evaluated for the year ended December 31, 2007.

On March 28, 2007 MGM Energy announced the results of the second well of the eleven well drilling commitment under the Farm-in Agreement and upon evaluation, the well did not appear to contain hydrocarbons. As a result, MGM Energy has elected to abandon the well without further testing.

Notwithstanding the assignment by Paramount of all of its rights and obligations under the Farm-in Agreement to MGM Energy, Paramount continues to be jointly and severally liable for the obligations of MGM Energy under the Farm-in Agreement to the extent such obligations are not satisfied by MGM Energy. MGM Energy is obligated to satisfy all of the obligations of Paramount under the Farm-in Agreement and to take whatever steps are necessary to raise sufficient funds to meet such obligations. If MGM Energy is unable to satisfy its obligations under the Farm-in Agreement and Paramount is thereby required to satisfy such obligations, MGM Energy is obligated to repay to Paramount, on a demand basis, all amounts expended by Paramount to satisfy such obligations. Any amount owing to Paramount will bear interest at a rate equal to Paramount's cost of capital at the time of expenditure, plus one percent, and will be secured by a charge over all of MGM Energy's assets.

Warrants

Through the MGM Spinout, MGM Energy issued approximately 14.2 million warrant units, with each warrant unit consisting of one MGM Energy short term warrant (each, a "Short Term Warrant") and one MGM Energy longer term warrant (each, a "Longer Term Warrant"). Each warrant entitled or entitles, as the case may be, the holder to purchase one Common Share or one flow-through Common Share as described below. Each Longer Term Warrant was not exercisable, and was not separable from the corresponding Short Term Warrant included in the warrant unit, unless the corresponding Short Term Warrant was exercised.

Each Short Term Warrant entitled the holder thereof to acquire, at the holder's option, either (i) one Common Share at a price of $5.00; or (ii) one flow-through Common Share at a price of $6.25 and was exercisable until February 16, 2007. A total of approximately 7.9 million Short Term Warrants were exercised for Common Shares and approximately 5.9 million Short Term Warrants were exercised for flow-through Common Shares for aggregate gross proceeds to MGM Energy of approximately $76.5 million. Consequently, the 18.2 million Class A Preferred Shares held by Paramount were converted into 18.2 million Common Shares. As a result of the exercise of the Short Term Warrants, 13.8 million Longer Term Warrants were separated from the corresponding Short Term Warrants and have become exercisable. Each Longer Term Warrant entitles the holder thereof to acquire, at the holder's option, either: (i) one Common Share at a price of $6.00; or (ii) one flow-through Common Share at a price of $7.50. The Longer Term Warrants expire on September 30, 2007.

Private Placement

Concurrently with the exercise of the Short Term Warrants, MGM Energy completed a private placement to certain directors of MGM Energy of 160,000 flow-through Common Shares at a price of $6.25 per share and 210,000 Common Shares at a price of $5.00 per share, each accompanied by one Longer Term Warrant, for aggregate gross proceeds of $2,050,000.

Stock Option Plan

In conjunction with the MGM Spinout, a stock option plan for MGM Energy was approved. As of March 30, 2007 a total of 1.3 million stock options were outstanding with exercise prices ranging from $4.60 per Common Share to $5.00 per Common Share.

Other

Following completion of the MGM Spinout, the exercise of Short Term Warrants by warrant holders, the private placement to certain of MGM Energy's directors and the conversion of Class A Preferred Shares held by Paramount into Common Shares; MGM Energy has outstanding 35.2 million Common Shares, 14.2 million Longer Term Warrants, no Class A Preferred Shares and no other classes of Preferred Shares.

In March, 2007 MGM Energy announced the results of the two wells of the eleven well drilling commitment under the Farm-in Agreement, the "Kumak I-25 well" and "Unipkat M-45 well". Upon evaluation, both wells did not appear to contain hydrocarbons. As a result, MGM Energy has elected to abandon the Unipkat well without further testing. The Kumak well has been cased and suspended, and will be tested further and evaluated prior to the end of the year.

On May 8, 2007, MGM Energy announced that it has entered into an agreement of Purchase and Sale with Encana Corporation ("EnCana") to acquire EnCana's interests in certain assets located in the Mackenzie Delta and elsewhere in the Northwest Territories for a purchase price of $170 million. To fund the purchase, MGM Energy has entered into an agreement with a syndicate of underwriters to issue 47.6 million shares for gross proceeds of $155.3 million on a bought deal basis. C.H. Riddell, the CEO of MGM Energy Corp., has indicated his intention to subscribe for a total of $25 million of the shares under this offering. The underwriters have an over-allotment option of 15% of the aggregate shares underwritten that could result in an additional 7.1 million shares and approximately an additional $23 million of gross proceeds if fully exercised.

SHAREHOLDER INFORMATION

OFFICERS
H.W. (Henry) Sykes, QC
President

Gary L. Bunio
Chief Operating Officer

Nancy F. Dilts
Corporate Secretary

Bernard K. Lee
Chief Financial Officer

DIRECTORS
H.W. (Henry) Sykes, QC [3]
President

C.H. (Clay) Riddell [4]
Chairman of the Board and
Chief Executive Officer
Paramount Resources Ltd.
Calgary, Alberta

James (Jim) H.T. Riddell
President and
Chief Operating Officer
Paramount Resources Ltd.
Calgary, Alberta

Robert (Bob) Peterson [2][3]
Aurora, Ontario

Michael (Mike) N. Chernoff [2][3]
West Vancouver, British Columbia

Robert (Bob) B. Hodgins [1][4]
Calgary, Alberta

Daryl H. Gilbert [1][2]
Calgary, Alberta

Robert (Bob) R. Rooney [1][4]
Calgary, Alberta

[1] Member of Audit Committee

[2] Member of Environmental, Health and Safety Committee

[3] Member of Compensation Committee

[4] Member of Corporate Governance Committee

HEAD OFFICE
4700 Bankers Hall West
888 Third Street SW
Calgary, Alberta
Canada T2P 5C5
Telephone: (403) 290-3600
Facsimile: (403) 262-7994
www.mgmenergy.com

CONSULTING ENGINEERS
McDaniel & Associates Consultants Ltd.
Calgary, Alberta

AUDITORS
Ernst & Young LLP
Calgary, Alberta

BANKERS
Bank of Montreal
Calgary, Alberta

REGISTRAR AND TRANSFER AGENT
Computershare Investor Service
Calgary, Alberta
Toronto, Ontario

STOCK EXCHANGE LISTING
The Toronto Stock Exchange
('MGX' and 'MGX.WT.WB')

END